SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A. - Eletrobras ("Company") hereby informs that, pursuant to article 12 of CVM Instruction No. 358/2002, as amended and currently in force, it has received correspondence from 3G RADAR GESTORA DE RECURSOS LTDA, representing 3G shareholders RADAR MASTER FIA, NORMANDIE MASTER FIA, XINGÓ FIA, MALIKO INVESTMENTS LLC, HELONA INVESTMENTS LLC and MANUKA INVESTMENTS LLC, whereby informs that, in aggregate, it increased its participation in capotal stock to 10.30% of the total class B preferred shares on May 24, 2018, informing to hold 27,352,700 of the total of these shares issued by the Company.

In its correspondence, the Shareholder further informs that the purpose of such participation is strictly for investment reasons, and is not intended to change management, control or regulate the operation of the Company, and that there is no agreement or contract regulating the exercise of voting rights or purchase and sale of securities issued by the Company of which it is a member.

The full correspondence received by the Company is attached in the end of this press release.

Rio de Janeiro, May 30, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

FREE TRANSLATION

Ref .: Eletrobras class B preferred shares - Press Release IN CVM n ° 358

Dear Sirs,

The 3G RADAR GESTORA DE RECURSOS LTDA. (CNPJ 17.776.271/0001-36), headquartered in the city and state of Rio de Janeiro, at Av. Borges de Medeiros nº 633, sala 501, comes under the CVM Instruction 358/2002, amended by CVM Instructions 369/02, 449/07, 547/14, 552/14 and 568/15, apply to you disclosure, through the IPE System, of the following "market Announcement":

Market Announcement

3G RADAR MASTER FIA (CNPJ 18.324.976/0001-85), NORMANDIE MASTER FIA (CNPJ 21.731.050/0001-19), XINGÓ FIA (CNPJ 28.703.541/0001-03), MALIKO INVESTMENTS LLC (CNPJ 18.575.540/0001-69), HELONA INVESTMENTS LLC (CNPJ 28.049.606/0001-30) and MANUKA INVESTMENTS LLC (CNPJ 29.297.394/0001-73), Investment funds and non-residents investors with their discretionary portfolios managed by 3G RADAR GESTORA DE RECURSOS LTDA. ("Investors"), under the terms of CVM Instruction 358/2002, as amended, hereby inform that, in the negotiations held in the trading session on May 24, 2018 of the São Paulo Stock Exchange - BOVESPA acquired class B preferred shares of Eletrobras ("Company"), and, on this date, investors held the equivalent to 27,352,700 (twenty-seven million, three hundred and fifty-two thousand, seven hundred) Class B preferred shares issued by the Company, approximately 10.30% (ten thirty percent) of the preferred shares issued by the Company.

The signatories state that these acquisitions are not intended to acquire control of the Company, in the case of investment that does not aim to change management, composition of control or regulate the operation of the company. In addition, there is not any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the Company of which the signatory is a party.

We remain at your disposal for any clarification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.